UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COUNTRY Capital Management Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1711 General Electric Road
(No. and Street)

Bloomington	IL	61704
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Myers	309-821-3904	joel.myers@countryfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/10/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Myers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COUNTRY Capital Management Company, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENISE L VERPLAETSE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01/26/2027

Signature: [signature]

Title:
Chief Financial Officer, Financial and Operations Principal (FINOP)

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

COUNTRY Capital Management Company
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Year Ended December 31, 2023

Contents

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2023, the related Statement of Operations, Statement of Changes in Stockholder's Equity and Statement of Cash Flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
February 27, 2024

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2023

Assets		
Cash and cash equivalents	$	1,315,450
Equity securities, trading, at fair value		3,577,913
Receivable due from parent and affiliates		15,473
Accounts receivable - net of credit loss allowance		639,768
Income taxes recoverable		94,039
Prepaid expenses		37,748
Other assets		10,193
Total assets	$	5,690,584
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	631,248
Payable to parent and affiliates		71,488
Income taxes payable		19,152
Net deferred tax liability		9,376
Contract liability		10,975
Total liabilities		742,239
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares		500,000
Retained earnings		4,448,345
Total stockholder's equity		4,948,345
Total liabilities and stockholder's equity	$	5,690,584

See accompanying notes

COUNTRY Capital Management Company

Statement of Operations

Year Ended December 31, 2023

Revenues		
Marketing fees:		
Insurance sales	$	6,101,585
Mutual fund sales		1,878,955
College savings plans		335,718
Service fees from parent		1,400,000
Investment income		202,354
Net gain on trading securities		218,793
Total revenues		10,137,405
Expenses		
Commission expense:		
Insurance sales		3,342,455
Mutual fund sales		961,346
College savings plans		165,302
General management services – affiliates		4,870,138
Professional services		7,158
Dues and assessments		13,491
Other expenses		20,568
Total expenses		9,380,458
Income before income taxes		756,947
Income taxes:		
Current income tax expense		103,789
Deferred income tax expense		99,995
Total income tax expense		203,784
Net income	$	553,163

See accompanying notes

COUNTRY Capital Management Company

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2023

	Common Stock	Retained Earnings	Total
Balance, January 1, 2023	$ 500,000	$ 3,895,182	$ 4,395,182
Net income	–	553,163	553,163
Balance, December 31, 2023	$ 500,000	$ 4,448,345	$ 4,948,345

See accompanying notes

COUNTRY Capital Management Company

Statement of Cash Flows

Year Ended December 31, 2023

Operating activities		
Net income	$	553,163
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		99,995
Net realized loss on sale of trading securities		144,293
Net unrealized gain on trading securities		(362,559)
Purchase of trading securities		(1,177,495)
Sale of trading securities		1,075,075
(Increase) decrease in assets		
Receivable due from parent and affiliates		174,313
Accounts receivable - net of credit loss allowance		(43,310)
Income taxes recoverable		(67,848)
Prepaid expenses		5,622
Other assets		(2,011)
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(38,074)
Payable to parent and affiliates		68,583
Income taxes payable		19,052
Contract liability		(130)
Net cash provided by operating activities		448,669
Increase in cash and cash equivalents		448,669
Cash and cash equivalents at beginning of year		866,781
Cash and cash equivalents at end of year	$	1,315,450

See accompanying notes

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2023

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Company (IAHC), which, in turn, is a subsidiary of the Illinois Agricultural Association (IAA).

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable and fixed annuities, variable universal life insurance, and college savings plans for the financial representatives of the COUNTRY Financial brand. Marketing fees from variable and fixed annuities and variable universal life insurance products represented approximately 60% of total revenues in 2023. Marketing fees from mutual funds represented approximately 19% of total revenues in 2023 and are generated through the sales of mutual funds offered by unaffiliated brokers. Marketing fees from sales of college savings plans represented approximately 3% of total revenues in 2023. Although COUNTRY Capital is registered in 30 states, its principal market is Illinois. COUNTRY Capital operates as a single segment.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

2. Significant Accounting Policies (continued)

Investment Securities

The investment portfolio is carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

Revenue Recognition

COUNTRY Capital earns marketing fees from the insurance companies, mutual funds and college savings plans it has contracts with. The marketing fees are broken down into the upfront sales commission earned at a point in time upon the sale of distribution services and a trail commission earned over time for providing ongoing distribution services. Marketing fee income is recognized as revenue on a trade-date basis as transactions occur.

Additionally, COUNTRY Capital earns a service fee from its parent, COUNTRY Life. The service fee is earned ratably over the annual service period, based on the terms of the service agreement, for maintaining a block of compliant insurance and financial products.

Within the identified insurance company, mutual funds and college savings plan promises, COUNTRY Capital identified a distinct service, the promise to sell, and a promise to provide distribution services. COUNTRY Capital determined that each day of service is distinct in that each day is both capable of being distinct as the customer can benefit from each day on its own and no day of service significantly impacts COUNTRY Capital's ability to fulfill another day of service nor does one day significantly modify another day. Additionally, COUNTRY Capital determined that the services represent a series of distinct services in that each day is substantially the same and has the same pattern of transfer to the customer. Therefore, the performance obligations are that of 1) selling, and 2) providing distribution services.

The upfront commission and trail are both considered variable. The upfront commission is considered variable due to the existence of chargeback rights if the investor withdraws the funds within a certain amount of time. The trail commission is considered variable as it is based upon the assets under management held after a specified holding period. Based on COUNTRY Capital's assessment of variable constraints, COUNTRY Capital recognizes a refund liability for chargebacks representing the amount expected to be refunded. As of December 31, 2023, the refund liability for chargebacks is $10,975 recorded as a Contract liability in the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

COUNTRY Capital records receivables for marketing fees in the month the performance obligations are met using the output method which is a direct measurement of the value of the services transferred to the customer to date. Accruals are estimated based on the expected value. As of December 31, 2023, the receivable balance is $639,768, net of $5,617 of credit loss allowance.

Contract costs will be accrued and recorded as contract liabilities. These costs are expensed at the time the performance obligation is met as substantially all the efforts in generating the upfront and trail commissions have been completed. As of December 31, 2023, there is no accrued liability for contract costs recorded in the Statement of Financial Condition.

Financial Instruments - Credit Losses

COUNTRY Capital estimates expected credit losses over the life of its financial assets, as of the reporting date, based on relevant information about past events, current conditions, and reasonable and supportable forecasts. COUNTRY Capital records the estimate of expected credit losses as an allowance for credit losses, if any. To determine the expected credit loss estimate COUNTRY Capital applies a percentage to the balance of trade receivables each month. The percentage is based on vendor information, current market conditions, and forecast of future market conditions. Credit loss allowances are recorded net in Accounts receivable in the Statement of Financial Condition.

Credit Loss Allowance

January 1, 2023	**$ 5,383**
Current Year Credit Loss Expense	**234**
December 31, 2023	**$ 5,617**

3. Investment Securities

COUNTRY Capital has a portfolio of equity securities which are carried at fair value based on quoted market prices, with changes in fair value reported in earnings. The $218,793 net gains on trading securities included in the Statement of Operations includes $144,293 of net realized losses on equity securities sold during the year and $362,559 of net unrealized gains on equity securities still held at December 31, 2023. The remaining $527 reflects gains on short-term investments during the year.

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair values. There is no uncertainty noted in the fair value measurements as of the reporting date and any changes in the fair value measurements would not materially impact COUNTRY Capital's performance or cash flows. The hierarchy of inputs, as defined by Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* is as follows:

Level 1 - Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2 - Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3 - These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements, by level, for the investment in equity securities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2023				
Investments in mutual funds:				
U.S. fixed income	$ 2,229,449	$ -	$ -	$ 2,229,449
International fixed income	405,197	-	-	405,197
U.S. equities	728,262	-	-	728,262
International equities	215,005	-	-	215,005
Total	$ 3,577,913	$ -	$ -	$ 3,577,913

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c-3 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, COUNTRY Capital had net capital of $3,609,844 and net capital requirements of $100,000. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.20 to 1.00 at December 31, 2023. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products not offered by COUNTRY Life. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $1,400,000 in 2023. The service fees generated under this agreement accounted for 14% of COUNTRY Capital's total revenues in 2023.

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital recorded $4,815,904 in 2023 of expense for the management and operational services provided by CC Services, Inc., which are included in General management services - affiliates in the accompanying Statement of Operations. As of December 31, 2023, the net payable to CC Services, Inc. was $67,419. Respective balances are included in the receivable from and payable to parent and affiliate lines in the accompanying Statement of Financial Condition. COUNTRY Capital recorded $54,234 in 2023 for services provided by IAA including, but not limited to, administration services, board of directors, general counsel, and treasury services, which are included in General management services - affiliates in the accompanying Statement of Operations.

COUNTRY Capital administers existing policies and contracts based on regulatory requirements and agent commissions related to the closed block of variable universal life and variable annuity business for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital earned commissions of $187,133 for brokering products during 2023 which are included in Marketing fees - Insurance sales in the accompanying Statement of Operations. As of December 31, 2023, commissions receivable from COUNTRY Investors Life Assurance Company of $11,404 are included in Receivable due from parent and affiliates in the accompanying Statement of Financial Condition.

7. Income Taxes

COUNTRY Capital will file a consolidated federal income tax return with the IAHC and its subsidiaries. The 2023 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, dividend received deduction, and prior year taxes. As of December 31, 2023, the net recoverable from IAHC for income taxes was $70,806. Respective balances are included in the income tax recoverable and payable lines in the accompanying Statement of Financial Condition. The Company has a written agreement which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. As provided in Treasury Regulation Section 1.1552-1(a)(2) as supplemented by the methodology in Section 1.1502-33(d)(3), allocation of the consolidated tax liability to each company of the consolidated group is based upon that company's separate return liability provided, however, that intercompany transactions which are deferred under a consolidated return, as well as losses incurred and credits utilized by the consolidated group, shall be recognized. Such provisions shall be applied taking into account the subgroup method set forth in Treasury Regulation Section 1.1502-47 and the related limitations on utilizing a loss from a life or nonlife subgroup, as applicable, against the income of the other subgroup. Intercompany tax balances are settled within 30 days of the filing of the applicable estimated or actual consolidated federal income tax return.

The components of income tax expense for the year ended December 31, 2023 are as follows:

	Federal	State	Total
Current income tax expense	$ 73,421	$ 29,853	$ 103,274
Interest paid on income taxes	-	152	152
Penalties paid on income taxes	-	363	363
Deferred income tax expense	71,179	28,816	99,995
Income tax expense	$ 144,600	$ 59,184	$ 203,784

COUNTRY Capital made tax payments of $199,390 and received refunds of $47,320 in 2023.

The gross deferred tax asset at December 31, 2023 relates primarily to the unrealized loss on investments and contract liability as of December 31, 2023. The gross deferred tax liability at December 31, 2023 relates primarily to prepaid expenses and unrealized gain on investments. At December 31, 2023, COUNTRY Capital had recorded gross deferred assets and liabilities of $54,351 and $63,727 respectively; and no valuation allowances.

COUNTRY Capital did not recognize any liability for uncertain tax positions and does not foresee any changes in the next 12 months.

7. Income Taxes (continued)

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital paid interest of $152 and penalties of $363 for the year ended December 31, 2023.

COUNTRY Capital, as a member of the consolidated filing with IAHC, files tax returns in the U.S. federal and Illinois jurisdictions. COUNTRY Capital files additional state tax returns with CC Services, Inc., or on a stand alone basis depending on the state. As of 2023, the tax years that remain subject to examination begin with 2016.

At December 31, 2023, COUNTRY Capital has no federal or state net operating loss carryforwards.

8. Subsequent Events

Subsequent events have been evaluated through February 27, 2024, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

Supplementary Information

COUNTRY Capital Management Company

Schedule I - Computation of Net Capital and
Aggregate Indebtedness Under Rule 15c3-1

December 31, 2023

Aggregate Indebtedness:		
Accounts payable and accrued expenses, income taxes payable, payable to parent and affiliates, and contract liability		$ 732,863
Net capital		
Common stock		500,000
Retained earnings		4,448,345
Total stockholder's equity		4,948,345
Addition adjustment:		
Net deferred tax liability		9,376
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 15,473	
Accounts receivable - net of credit loss allowance	639,768	
Income taxes recoverable	94,039	
Prepaid expenses	37,748	
Securities haircut	560,849	1,347,877
Net capital		$ 3,609,844
Minimum net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		$100,000
Net capital in excess of requirements		3,509,844
Net capital as above		$ 3,609,844
Ratio of aggregate indebtedness to net capital		0.20 to 1

No material differences exist between the above computation and the computation included in COUNTRY Capital's corresponding unaudited FOCUS Part IIA filing as of December 31, 2023 submitted January 25, 2024.

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel +1 312 879 2000
Fax +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
COUNTRY Capital Management Company

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of COUNTRY Capital Management Company (COUNTRY Capital) as of December 31, 2023, the related Statement of Operations, Statement of Changes in Stockholder's Equity and Statement of Cash Flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of COUNTRY Capital at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on COUNTRY Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COUNTRY Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of COUNTRY Capital's financial statements. Such information is the responsibility of COUNTRY Capital's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as COUNTRY Capital's auditor since 1989
February 27, 2024

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of COUNTRY Capital Management Company

We have reviewed management's statements, included in the accompanying COUNTRY Capital Management Company's Exemption Report, in which COUNTRY Capital Management Company (COUNTRY Capital) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) proprietary trading; and (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2024

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of COUNTRY Capital Management Company:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of COUNTRY Capital Management Company (COUNTRY Capital) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of COUNRY Capital has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating COUNTRY Capital's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2023 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2023.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were engaged by COUNTRY Capital to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on COUNTRY Capital's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of COUNTRY Capital and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of COUNTRY Capital and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2024